EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION

EEI Technologies, Inc. (formerly Electro Energy, Inc.)	Delaware

Mobile Energy Products, Inc. d/b/a Electro Energy Mobile Products, Inc.	Delaware